PROGEN
                                                            INDUSTRIES UNLIMITED
                                                              ABN 82 010 975 612

                                                      P.O. Box 28 Richlands B.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 9318

29 August 2003.

Company Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000.

Dear Sir,

RE: APPENDIX 4E - PRELIMINARY FINAL REPORT 30 JUNE 2003.

The Board of Progen Industries Limited announce the preliminary result of the company for the year ending 30 June 2003.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

                                                         PERCENTAGE    2003    2002
                                                          MOVEMENT    $'000   $'000
Revenue from ordinary operating activities                     21.1%   6,064   5,009
Revenue from non-operating activities                         221.2%   2,091     651
                                                                      --------------
Total Revenue                                                  44.1%   8,155   5,660
                                                                      --------------

Loss from ordinary activities after income tax expense,
before equity accounting for associate entity                  21.4%   5,899   4,860

Share of equity loss in associate entity                       29.6%   1,679   1,296

                                                                      --------------
Net loss attributable to members                               23.1%   7,578   6,156
                                                                      ==============


Revenue from ordinary operating activities is made up of revenue from Contract Services, Lifesciences i.e. Commercial Services division, and other ordinary operating activities. Commercial services had another good year and increased revenue by 24% to $4.8 million and contributed $1.2 million EBITDA towards reducing the operating loss from ordinary activities. Revenue from other ordinary operating activities, increased by 11% to $1.3 million.

Revenue from non-operating activities relates to the sale of a listed investment.

The increase in operating loss from ordinary activities is due the increase in research and development activities, including full year costs of collaboration agreements, ongoing and additional clinical trials for PI-88 and PI-166, costs of the scientific development division responsible for the in-licensing of PI -166 and associated in-licensing fees and a number of corporate initiatives.

The accounting of the equity loss associated with Progen's investment in Medigen Biotechnology Corporation for the year ending 30 June, 2003 of $1.7 million includes an unrealised foreign exchange loss of $380,000. The unrealised foreign exchange loss is due to the strengthening of the Australian dollar over the Taiwanese dollar. In the past the exchange difference was minimal and did not distort the losses previously brought to account.

Dividends (distributions)  Amount per security      Franked amount
                                                     security per

                             2003        2002       2003       2002
                           Cents per  Cents per   Cents per  Cents per
                             share      share       share      share
Final dividend               Nil        Nil         Nil        Nil

Interim dividend             Nil        Nil         Nil        Nil


The Company is unlikely to be paying a dividend in the foreseeable future.

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2003.                                       2003       2002
                                                             NOTES    $'000      $'000
REVENUE FROM ORDINARY ACTIVITIES
Sales Revenue                                                          4,779      3,850
Other Revenue from Ordinary Activities                                 1,285      1,159

REVENUE FORM NON - OPERATING ACTIVITIES
Revenue from sale of non current investment                            2,091        651
                                                                    --------------------

TOTAL REVENUE FROM OPERATING AND NON-OPERATING
ACTIVITIES                                                       1     8,155      5,660
                                                                    --------------------

Loss from ordinary activities before equity accounting for
interest in associated entity and income tax expense             2    (5,899)    (4,860)

Share of equity loss in associated entity                        3    (1,679)    (1,296)
                                                                    --------------------

Loss from ordinary activities before income tax expense               (7,578)    (6,156)

Income tax expense                                               4         -          -

                                                                    --------------------
NET LOSS                                                              (7,578)    (6,156)
                                                                    ====================

BASIC AND DILUTED EARNINGS PER SHARE (CENTS PER SHARE)                 (31.1)     (25.2)
                                                                    --------------------

RECONCILIATION OF ACCUMULATED LOSSES
Balance of accumulated losses at 1 July 2002                         (44,612)   (38,456)
Current year losses                                                   (7,578)    (6,156)
                                                                    --------------------
Accumulated losses carried forward at 30 June 2003                   (52,190)   (44,612)
                                                                    ====================

NOTES TO THE STATEMENT OF FINANCIAL PERFORMANCE

1. Revenue from operating activities

Revenue from operating activities
Revenue from sale of goods                                             2,980      2,507
Revenue from services                                                  1,799      1,343
                                                                    -------------------
Total revenue from operating activities                                4,779      3,850

Other revenue from operating activities
Interest                                                                 493        725
Grant recovery                                                           743        236
Proceeds from sale of property, plant and equipment                       27         27

NOTES TO THE STATEMENT OF FINANCIAL PERFORMANCE (CONT'D)

                                                              2003     2002
                                                             $'000    $'000
Other revenue                                                    22      171
                                                            ----------------
Total other revenues from operating activities                1,285    1,159

Revenue from non-operating activities
Revenue from sale of non-current investment                   2,091      651

                                                            ----------------
TOTAL REVENUES FROM OPERATING AND NON-OPERATING ACTIVITIES    8,155    5,660
                                                            ----------------


2. Expenditure incurred on ordinary operating activities

Borrowing costs expensed                                         13        6
Carrying value of non current investments sold                2,140        -
Cost of sales                                                 1,919    1,780
Consumable costs                                                133      383
Occupancy costs                                                  96       92
Other expenses from ordinary activities                       1,234    1,267
Research and development costs                                4,547    4,169
Selling, marketing, administration and corporate costs        3,972    2,823
                                                            ----------------
TOTAL                                                        14,054   10,520
                                                            ----------------

The increase in expenditure is mainly attributable to the cost of the listed investment in floating rates notes, which have been sold and the increase in research and development activities, including full year costs of collaboration agreements, ongoing and additional clinical trials for PI-88 and PI-166, costs of the scientific development division responsible for the in-licensing of PI -166 and associated in-licensing fees and a number of corporate initiatives.

3. Share of equity loss in associated entity
Investment in Medigen Biotechnology Corporation               1,679    1,296
                                                            ----------------

This represents the 19.9% share of the Company's interest in Medigen's operating loss for the year

4. Income tax expense

The company has significant carried forward losses,
and has not brought the tax benefit attributable to
these loss to account until future assessable income
of a nature and amount is sufficient to enable the
benefit to be realised.                                           -       -
                                                            ----------------

STATEMENT OF FINANCIAL POSITION
                                                                   2003       2002
FOR THE YEAR ENDED 30 JUNE 2003                          NOTES    $'000      $'000

CURRENT ASSETS
Cash assets                                                       11,995     11,407
Receivables                                                          666        502
Inventories                                                          796        374
Other                                                                 94        564
                                                                --------------------
TOTAL CURRENT ASSETS                                              13,551     12,847
                                                                --------------------

NON-CURRENT ASSETS
Investment in associate, accounted for using the equity
method                                                       5     1,883      3,381
Other financial assets                                       6         -      2,243
Property, plant and equipment                                      1,769      2,396
Other                                                                 15         15
                                                                --------------------
TOTAL NON-CURRENT ASSETS                                           3,667      8,035
                                                                --------------------

                                                                --------------------
TOTAL ASSETS                                                      17,218     20,882
                                                                --------------------

CURRENT LIABILITIES
Payables                                                           1,707      1,190
Interest-bearing liabilities                                           -        420
Provisions                                                           217        169
Other                                                                593        527
                                                                --------------------
TOTAL CURRENT LIABILITIES                                          2,517      2,306
                                                                --------------------

NON-CURRENT LIABILITIES

Provisions                                                            70         75
                                                                --------------------
TOTAL NON-CURRENT LIABILITIES                                         70         75

                                                                --------------------
TOTAL LIABILITIES                                                  2,587      2,381
                                                                --------------------

                                                                --------------------
Net Assets                                                        14,631     18,501
                                                                ====================

EQUITY
Contributed Equity                                           7    67,143     63,616
Accumulated losses                                               (52,190)   (44,612)
Reciprocal shareholding in associate                                (322)      (503)
                                                                --------------------
TOTAL EQUITY                                                      14,631     18,501
                                                                ====================

NOTES TO THE STATEMENT OF FINANCIAL POSITION (CONT'D)

                                                                      2003      2002
                                                                     $'000     $'000
5. Carrying amount of investment in associate

Balance at the beginning of the financial year                        3,884     5,180
Issue of shares in associate                                              -         -
Share of associate's net loss for the financial year                 (1,679)   (1,296)
                                                                    ------------------
Balance at the end of the financial year                              2,205     3,884
Reciprocal shareholding in associate                                   (322)     (503)
                                                                    ------------------
Carrying amount of investment in associate at end of the financial
year                                                                  1,883     3,381
                                                                    ------------------

6. Other financial assets

Listed shares - Other                                                   137       137
Listed shares - Floating rate notes                                       -     2,500
Provision for diminution                                               (137)     (394)
                                                                    ------------------
Total                                                                     -     2,243
                                                                    ------------------

7. Contributed equity

Movement in shares on issue
Balance at the beginning of the financial year                       63,616    63,616
Issued during the year through the share purchase plan and
placement                                                             3,527         -
                                                                    ------------------
BALANCE AT THE END OF THE FINANCIAL YEAR                             67,143    63,616
                                                                    ------------------

Option over securities at end of financial year

GRANT DATE          EXPIRY DATE     NUMBER OF OPTIONS ON  AVERAGE OPTION PRICE
                                    ISSUE                 PER SHARE
19 January 1999   30 November 2003               186,200  $                5.34
8 February 2000    8 February 2005               100,000  $                4.46
8 February 2000    8 February 2005               200,000  $                6.24
8 February 2000    8 February 2005               100,000  $                8.91
22 December 2000  22 December 2005               350,000  $                4.00
28 February 2001  28 February 2006               232,020  $                4.00
                                    --------------------
Total                                          1,168,220
                                    --------------------

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2003

                                                               2003       2002
                                                     NOTES    $'000      $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers                                        4,859      4,617
Payments to suppliers and employees                          (11,277)   (10,310)
Grant recovery                                                 1,162        236
Interest received                                                493        725
Borrowing costs                                                  (13)        (6)
Other revenue received                                            14        527
                                                            --------------------
Net cash flows from/(used in) operating activities       8    (4,762)    (4,211)
                                                            --------------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
Proceeds from sale of investments                              2,091        651
Purchase of property, plant and equipment                       (169)    (1,449)
Proceeds from sale of property, plant and equipment               27         27
                                                            --------------------
Net cash flows from/(used in) investing activities       9     1,949       (771)
                                                            --------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of ordinary shares                        3,653          -
Payments of share issue costs                                   (126)         -
Repayment of finance lease principal                             (14)       (39)
                                                            --------------------
Net cash flows from/(used in) financing activities      10     3,513        (39)
                                                            --------------------

NET INCREASE/(DECREASE) IN CASH HELD                             700     (5,021)
Add opening cash brought forward                              11,407     16,422
Effect of exchange rate changes on cash                         (112)         6
                                                            --------------------
Closing cash carried forward                                  11,995     11,407
                                                            --------------------

RECONCILIATION OF CASH ASSETS
Cash                                                           6,374      2,378
Short term deposits                                            5,621      9,029
                                                            --------------------
TOTAL                                                         11,995     11,407
                                                            --------------------

NOTES TO THE STATEMENT OF CASH FLOWS

8. Cash flows used in operating activities

Net cash flows used in operations during the year increased by 13%. This is in line with the improved performance from commercial services, expanding research and development activities and a number of business development / corporate activities being pursued.

9. Cash flows from investment activities

Net cash flows from investments is attributable to the sale of the investment in the listed floating rate notes.

10. Cash flows from financing activities

Net cash flows from financing is attributable to the capital raising undertaken in May 2003.

ANALYSTS' DATA
                                                                           2003        2002
KEY DATA                                                                  $'000       $'000
Revenue ( $'000)                                                            8,155       5,660
EBITDA                                                                     (6,796)     (5,566)
EBIT                                                                       (7,578)     (6,156)
Loss before tax / revenue                                                  (92.9%)    (108.8%)
Loss after tax / equity interests                                          (51.8%)     (33.2%)
EPS basic (cps) excluding associate entities current years loss             (24.2)      (19.9)
EPS basic (cps)                                                             (31.1)      (25.2)

Liquidity ratio                                                             5.4:1       5.6:1
Cash / Other Investments backing per share (cps)                               40          56
NTA backing per share (cps)                                                    49          76


INVESTMENT IN ASSOCIATE ENTITY
(MEDIGEN BIOTECHNOLOGY CORPORATION)

BALANCE DATE                                                              DECEMBER    DECEMBER

Percentage held                                                              19.9%       19.9%

Cross holding of Medigen in Progen equity                                    10.8%       13.3%
Dilution is due to the capital raising in May 2003, namely, the share purchase plan and placement

Share of associate losses per financial year                               (1,679)     (1,296)

Associates contribution to EPS (cps)                                         (6.9)       (5.3)

OTHER SIGNIFICANT INFORMATION

The directors see significant opportunities and challenges in the year ahead to:

     - To consolidate and actively pursue an out licensing agreement based on the PI-88 clinical data package accumulated to date in various cancer clinical trials conducted in the United States of America, Australia, UK and Taiwan. This partnership seeks to engage a larger Pharma or Biotech company with the capabilities to accelerate development and move towards commercialisation outcomes;

     - Continue development of our Drug Design capabilities in the novel glycobiology area by leveraging our expertise in the development of PI-88 and 10 years of experience in this area;

     - To screen in-licensing opportunities to supplement the existing drug development pipeline. It is expected that a new project would be complementary to existing activities of the company and take advantage of our skilled base in clinical development. The company's pipeline would be further supplemented by new candidates developed within the Technology Platform;

     - Increase revenue and profitability of our commercial business operations [Contract Services and Lifesciences]. Assuming favourable market conditions the commercial divisions plan to capitalize on trends and opportunities presented by expanding the critical mass of the business and/or growing our service reputation in respective businesses; and

     - Assess funding opportunities to ensure that capital requirements are sufficient in facilitating realisation of corporate and operational objectives.


COMMENTARY ON RESULTS

EPS and dilution

Reference to the earnings for the year ended 30 June 2003, has been covered in the section "Results for announcement to the market". The earnings per share will be impacted by the dilution effect caused through the capital raising in May 2003. The EPS calculation is based on the weighted average, therefore, there was no impact on this financial year, because these shares were issued at the end of June 2003.

Returns to shareholders

Being a biotechnology company, the company in the foreseeable future will not be paying any dividends to its shareholders. However, it is part of our corporate mission and embedded in our strategic planning, to add value to the company for the benefit of our shareholders.

Significant features of Operating Performance

Increase in revenues and contributions from commercial services.
Increase in productivity from operations.
Focus on delivery of stated objects in the 2003 annual report.
Prudent allocation of financial and human resources.


SEGMENT INFORMATION

The company operates predominately in the biotechnology industry. Its activities comprise the research, development, manufacture and marketing of a range of molecular biology products and the research and potential commercialisation of biopharmaceuticals.

The company operates predominately in Australia, however, does import and export some products.

BUSINESS SEGMENT             RESEARCH &            LIFE           CONTRACT             TOTAL
                             DEVELOPMENT         SCIENCES        MANUFACTURE
                           2003      2002      2003     2002     2003     2002     2003      2002
                          $'000     $'000     $'000    $'000    $'000    $'000    $'000     $'000
Sales to customers             -         -    2,980    2,507    1,799    1,343     4,779     3,850
Unallocated revenue                                                                3,376     1,810
                                                                                 ------------------
Total revenue                                                                      8,155     5,660
                                                                                 ==================

Segment results           (4,547)   (4,169)     493      199      277      700    (3,777)   (3,270)
Share of loss of
associate entity
accounted for using
the equity method                                                                 (1,679)   (1,296)
Unallocated
expenses                                                                          (2,122)   (1,590)

                                                                                 ------------------
Operating loss                                                                    (7,578)   (6,156)
                                                                                 ==================

Segment assets               645       905    1,239      745    1,293    1,570     3,177     3,220
Unallocated assets                                                                14,041    17,662
                                                                                 ------------------
Total assets                                                                      17,218    20,882
                                                                                 ==================

Segment liabilities         (480)     (305)    (530)    (412)    (249)    (766)   (1,259)   (1,483)
Unallocated liabilities                                                           (1,328)     (898)
                                                                                 ------------------
Total liabilities                                                                 (2,587)   (2,381)
                                                                                 ==================

The segment report above highlights the strong revenue growth seen within commercial services over the past two years. This trend is supported by the significant efforts made by the management and staff within the separate divisions. This is evident by the inroads made by each division within the biotechnology industry and the recognition gained for quality services.

The excellent growth achieved over the past years will level out in the foreseeable future, however, the company will continue to strive to increase the contributions made by commercial services in 2004.

As part of the company's strategic planning, research and development are expected to contribute revenue to the operating results through the process of commercialisation, e.g. including income from licensing out one of the compounds in human trials within the next twelve to eighteen months.

ANNUAL GENERAL MEETING

Annual General meeting will be held as follows:-

Place                                                       Brisbane.

Date                                                        31 October 2003.

Time                                                        10.00 a.m.

Approximate date the annual report will be available        30 September 2003.


AUDIT STATUS

This report is based on accounts which are in the process of being audited, and there is no anticipated audit qualification.


Signed in accordance with a resolution of the Board.




L. Lee
Director
Brisbane

29 August 2003.